UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gryphon Digital Mining, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

400510 103

(CUSIP Number)

TuongVy Le

General Counsel

Anchorage Lending CA, LLC

P.O. Box - One Embarcadero Center #2409

San Francisco, CA 94216

(415) 941-6300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400510 103

1	NAMES OF REPORTING PERSONS Anchorage Lending CA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	8,287,984
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	8,287,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,984 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.67% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Consists of 8,287,984 shares of common stock, par value $0.001 per share (the “Shares”), of Gryphon Digital Mining, Inc. (the “Issuer”). Excludes 5,530,198 Shares issuable upon exercise of the Warrants (as defined below) (the “Warrant Shares”), and up to 3,929,394 Shares issuable upon conversion of the Loan (as defined below) (the “Conversion Shares”) that are, in each case, subject to the Beneficial Ownership Limitation (as defined below). Pursuant to the terms of the Warrants, a holder cannot exercise the Warrants to the extent that such exercise would result in the holder beneficially owning (together with its affiliates or any “group” members) more than 19.99% of the number of Shares outstanding immediately before the initial issuance (the “Beneficial Ownership Limitation”); provided that this provision shall not apply following any stockholder approval of such issuance (the “Stockholder Approval”). The Loan may not be converted into Shares prior to the Stockholder Approval. None of the Warrant Shares or Conversion Shares is currently issuable within 60 days.

(2) Percentage based on a total of 49,727,909 Shares, comprised of 41,439,925 Shares as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2024 and 8,287,984 Shares issued to Anchorage Lending CA, LLC on October 25, 2024.

CUSIP No. 400510 103

1	NAMES OF REPORTING PERSONS Anchor Labs, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	8,287,984
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	8,287,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,984 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.67% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Consists of 8,287,984 Shares. Excludes 5,530,198 Warrant Shares, and up to 3,929,394 Conversion Shares that are, in each case, subject to the Beneficial Ownership Limitation. Pursuant to the terms of the Warrants, a holder cannot exercise the Warrants to the extent that such exercise would result in the holder beneficially owning (together with its affiliates or any “group” members) more than 19.99% of the number of Shares outstanding immediately before the initial issuance; provided that this provision shall not apply following any Stockholder Approval. The Loan may not be converted into Shares prior to the Stockholder Approval. None of the Warrant Shares or Conversion Shares is currently issuable within 60 days.

(2) Percentage based on a total of 49,727,909 Shares, comprised of 41,439,925 Shares as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2024, and 8,287,984 Shares issued to Anchorage Lending CA, LLC on October 25, 2024.

Schedule 13D

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Shares of the Issuer, a Delaware corporation. The address of the Issuer’s principal executive office is 1180 N. Town Center Drive, Suite 100, Las Vegas, NV 89144.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is jointly filed by Anchor Labs, Inc. (“Anchorage Digital”) and its wholly-owned subsidiary, Anchorage Lending CA, LLC (“Anchorage Lending”) (each a “Reporting Person” and together, the “Reporting Persons”).

(b)	The business address of Anchorage Digital and Anchorage Lending is P.O. Box - One Embarcadero Center #2409, San Francisco, CA 94216.

(c)	The principal business of Anchorage Digital is operating a cryptocurrency platform that enables institutions to participate in digital assets through custody, staking, trading, governance, settlement, and the industry’s leading security infrastructure. Anchorage Digital is the sole member of Anchorage Lending and, accordingly, has the power to vote and power to direct the voting of Anchorage Lending’s shareholding on behalf of Anchorage Lending. The principal business of Anchorage Lending is providing borrowing and lending services with respect to participants in the cryptocurrency industry.

(d)	Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each Reporting Person’s jurisdiction of incorporation is Delaware.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Issuer and Anchorage Lending were parties to (a) an Amended and Restated Equipment Loan and Security Agreement Loan Agreement dated as of March 29, 2023, and (b) an Amended and Restated Promissory Note dated as of March 29, 2023 ((a) and (b), collectively, the “Old Loan Agreement”).

Pursuant to the Old Loan Agreement, Anchorage Lending made certain loans to the Issuer, totaling 304 Bitcoin (the “Old Loan”).

On October 25, 2024 (the “Closing Date”), Anchorage Lending entered into that certain Debt Repayment and Exchange Agreement, by and among Anchorage Lending, the Issuer, Gryphon Opco I LLC, Ivy Crypto, Inc., and Gryphon Opco II LLC (the “Debt Repayment and Exchange Agreement”) and that certain Loan, Guaranty and Security Agreement, by and among Anchorage Lending, the Issuer, Gryphon OpCo I LLC, Ivy Crypto, Inc. and Gryphon OpCo II LLC (the “Loan Agreement”).

Pursuant to the Debt Repayment and Exchange Agreement, on the Closing Date, in exchange for cancelling the Old Loan, the Issuer:

1.	issued to Anchorage Lending 8,287,984 Shares (the “Repayment Shares”);
2.	issued to Anchorage Lending a warrant to purchase 3,530,198 Shares at an exercise price per share of $0.01 (the “Penny Warrants”);
3.	issued to Anchorage Lending a warrant to purchase 2,000,000 Shares at an exercise price per share of $1.50 (the “$1.50 Warrants” and, together with the Penny Warrants, the “Warrants”);
4.	entered into the Loan Agreement with Anchorage Lending and the other guarantors party thereto; and
5.	increased the size of the Issuer’s board of directors (the “Board”) by one director and appointed Anchorage Lending’s designee (the “Anchorage Designee”) as a new Class III director of the Board to serve until the Issuer’s 2027 annual meeting of stockholders.

Pursuant to the Debt Repayment and Exchange Agreement, the Loan Agreement, among other things, replaces the Old Loan Agreement. The Loan Agreement provides for an outstanding principal balance of $5,000,000 (the “Loan”) and the accrual of monthly interest at a rate of 4.25% per annum.

Pursuant to the terms of the Loan Agreement, provided that the Issuer shall have received shareholder approval of the potential issuance of the Conversion Shares (as defined below), Anchorage Lending may convert all or a portion of the principal of the Loan into Shares at the following conversion price(s): $1.10 per Share for the first $2,500,000 principal amount of the Loan and $1.50 per Share for the second $2,500,000 principal amount of the Loan (collectively, the “Conversion Shares”).

The foregoing descriptions of the Debt Repayment and Exchange Agreement and Loan Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Debt Repayment and Exchange Agreement and Loan Agreement which are attached hereto as Exhibit 7.2 and Exhibit 7.3, respectively, and are incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference. All of the Shares beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Debt Exchange and Repayment Agreement and the Loan Agreement.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, directly or through one or more affiliates, from time to time or at any time, acquire or seek to acquire additional Shares either in the open market or in private transactions, or dispose of or seek to dispose of all or a portion of such Shares now owned or hereafter acquired. In addition, each Reporting Person may, directly or through one or more affiliates, from time to time or at any time, (i) engage in discussions with or make proposals to the Board of the Issuer, other stockholders of the Issuer, and/or other third parties, or (ii) encourage, cause or seek to cause the Issuer or any of such persons: to consider or explore extraordinary corporate transactions involving the Issuer, including, among other things, a merger, reorganization, consolidation or other take-private transaction that could result in the de-listing or de-registration of the Shares; sales or acquisitions of assets or businesses; joint ventures; changes to the Issuer’s capitalization or dividend policy; or other material changes to the Issuer’s business or capital or governance structure. Any action or actions each Reporting Person may undertake with respect to its investment in the Issuer will be dependent upon their review of numerous factors, including, among other things, the Issuer’s business, prospects, and/or financial condition, the market for the Shares, general economic conditions, regulatory matters, tax considerations, debt and/or stock market conditions, other opportunities available to the Reporting Person, and other factors and future developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) See Rows (11) and (13) of the cover pages to this Schedule 13D. The percentage used in Row (13) of the cover pages to this Schedule 13D is calculated based upon 49,727,909 Shares, comprised of 41,439,925 Shares, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2024, and, pursuant to the Debt Exchange and Repayment Agreement and Loan Agreement, 8,287,984 Repayment Shares issued on October 25, 2024. The percentage used in Row (13) of the cover pages to this Schedule 13D excludes 5,530,198 Warrant Shares, and up to 3,929,394 Conversion Shares that are, in each case, subject to the Beneficial Ownership Limitation. Pursuant to the terms of the Warrants, a holder cannot exercise the Warrants to the extent that such exercise would result in the holder beneficially owning (together with its affiliates or any “group” members) more than 19.99% of the number of Shares outstanding immediately before the initial issuance; provided that this provision shall not apply following any Stockholder Approval. The Loan may not be converted into Shares prior to the Stockholder Approval. None of the Warrant Shares or Conversion Shares is currently issuable within 60 days.

(b) See Rows (7) through (10) of the cover pages to this Schedule 13D.

(c) Other than as disclosed in this Schedule 13D, each Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d) No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by each Reporting Person, respectively.

(e) Not applicable.

ITEM 6.	CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Joint Filing Agreement, dated as of October 30, 2024, by and among the Reporting Persons (filed herewith).

7.2	Debt Repayment and Exchange Agreement, dated as of October 25, 2024, by and among Anchorage Lending CA, LLC, Gryphon Digital Mining, Inc., Gryphon Opco I LLC, Ivy Crypto, Inc., and Gryphon Opco II LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2024).

7.3	Loan, Guaranty and Security Agreement, dated as of October 25, 2024, by and among Anchorage Lending CA, LLC, Gryphon Digital Mining, Inc., Gryphon OpCo I LLC, Ivy Crypto, Inc. and Gryphon OpCo II LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2024).

7.4	Warrant, dated as of October 25, 2024 (incorporated by reference to Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2024).

7.5	Warrant, dated as of Octobre 25, 2024 (incorporated by reference to Exhibit 10.4 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE LENDING CA, LLC

Date: October 30, 2024	/s/ TuongVy Le
	Name:	TuongVy Le
	Title:	General Counsel

ANCHOR LABS, INC.

Date: October 30, 2024	/s/TuongVy Le
	Name:	TuongVy Le
	Title:	General Counsel